OMV

News Release

[redacted]

June 14, 2002
7.30am (UK time) – 8.30am (CET)

mv.com

OMV
Two retail stations opened in Yugoslavia

- **First Western European company to enter the retail station business in Yugoslavia**
- **Two state-of-the-art service stations opened**
- **New headquarters built in Bucharest, Romania**

OMV, the Central European oil and gas group, today announces that its wholly owned subsidiary OMV YUGOSLAVIJA d.o.o. intends to establish a modern and extensive network of service stations featuring VIVA convenience shops, Vienna Cafés/Restaurants and automated carwash systems. Two highway service stations are now open in Lapovo. Three more retail stations are under construction. OMV offers the most advanced environmental standards, in line with Austrian regulations, which are amongst the best in Europe.

Gerhard Roiss, OMV Deputy Chairman and responsible for Refining and Marketing, commented: "The Yugoslavian market has a large growth potential. By the end of 2002 we envisage having opened a total of 14 highly modern OMV service stations. By 2007 OMV plans to be operating about 100 service stations with a market share of 10%." OMV is the first major Western European corporation to enter the service station business in Yugoslavia.

Since entering the Hungarian market in 1991, OMV has been successfully pursuing an early-entry strategy. The process of establishing our initial presence into Bosnia-Herzegovina, Bulgaria, Croatia, the Czech Republic, Germany, Italy, Romania, Slovakia and Slovenia was completed during 2001. According to Roiss, "We are now looking for further penetration and we will be expanding our position in these markets." The expansion will be concentrated around the Danube corridor – from the Black Forest to the Black Sea – a region with approximately 100 million inhabitants. The OMV Group intends to achieve a doubling of its sales volumes and to increase its market share in Central and Eastern Europe from 10% to 20% by tapping this growing and dynamic market with a expansive, quality-based strategy. "We are a top player in the region with a successful marketing strategy and supply infrastructure" Roiss added. OMV's core markets lies along the Danube corridor, which is about 2,800 km long and extends 500 to 700 km either side of the river.

In accordance with OMV's growth strategy, OMV Romania Mineraloel s.r.l., a wholly owned subsidiary of OMV Aktiengesellschaft, opened its new headquarters near Bucharest Airport on June 13, 2002.

OMV currently operates a total of 1,180 stations in Central and Eastern Europe – 534 in Austria, 165 in Bavaria and Northern Italy and 481 in the reform countries. Roiss added that OMV's successful marketing strategy will be augmented by a matching supply system, and infrastructure will include elements such as tank farms, and the necessary supply agreements. OMV will only seek stakes in refining operations, if they will help to expand the Company's commercial business and optimize its retail station business.

Notes to editors:

OMV YUGOSLAVIJA d.o.o. was founded in June 2001 and is currently running its operations out of Belgrade with 19 employees. Two OMV retail stations, Lapovo North and Lapovo South, which are currently the largest stations in the Balkan, were built with EUR 1.5 million capital spending for each station. The stations are located on the busy Belgrade-Nis motorway about 100 km south of Belgrade, where further increases in international transit and travel are expected in coming years. OMV will adhere to advanced environmental standards, in line with Austria's European-leading state regulations. The fuel tanks, for example, as well as all pipe systems are of a double-walled design. Gaseous emissions recirculating systems prevent VOCs from escaping during the fueling process. The entire system is equipped with numerous security and safety systems, as well as a leak monitoring system. Waste water is treated biologically. The stations are equipped with electronic POS systems, ample parking for 15 tractor-trailer rigs and 60 passenger cars as well as spacious WCs and special WCs for handicapped – a novelty in Yugoslavia – and they are all up to modern Western standards. Showers are available for lorry drivers, and a security service watches over lorries round the clock.

Potential for growth in Yugoslavia: there are Currently about 1,200 stations in Yugoslavia, 480 of which are operated by Jugo Petrol/NAP, and 204 by Beopetrol. The remaining stations are operated by smaller companies. With its approximately 10 million inhabitants, the Yugoslavian market offers major growth potential. OMV plans to set up a total of 14 service stations by the end of 2002. According to Gerhard Roiss, the OMV service station network will comprise about 100 stations by 2007. This corresponds to a market share of 10% and an estimated sales volume of about 500 million litres.

OMV Romania Mineraloel s.r.l. did not begin its operations in Romania until 1999, starting with a single service station in Cluj. Within the first year, the company had opened 17 service stations. Last year the number doubled to 34, and currently plans will see the network expanded to 50 stations. OMV Romania currently operates 38 stations in Bucharest and other cities, including Arad, Timisoara, Ploiesti, Oradea, Lasi, Pitesti, Cluj, Craiova and Constanta. 18 additional plotsof land have already been acquired for building additional stations. Current plans will see network of service stations expanded to 110 by 2007. This would give OMV a market share of 15% and would put it in second place in Romania after the national petroleum company Petrom, which currently operates 600 service stations. For the period from OMV's entry into the market in 1999 to 2007, OMV plans to invest a total of EUR 160 million in its Romanian service station network. In 2001, Shell operated 84 stations, MOL 43 stations, the Russian company Lukoil 30, Rompetrol 29, and Agip 23 stations.

OMV in Romania is leader in marketplace acceptance – through brand and convenience strategy: OMV is already the favourite among customers. According to a survey by Mercury Research conducted in April 2001, it has achieved a solid name recognition of 75% in just 3 years. The introduction of its fuel additive OMV Energy Extra, and its nationwide "total satisfaction" campaign have allowed OMV and its products to build the best quality image among all service station operators. The establishment of OMV service stations as multifunctional service centres has contributed significantly to creating this image. With its VIVA shops, Vienna Cafés and modern carwash systems, OMV offers its customers the best quality service available in the Romanian market. The range of products offered at OMV stations – from top-quality fuels to fresh fruit and baked goods as well as a top food and beverage service – is unique in Romania. The launch of the national OMV card for business customers and the establishment of a lubricants business were also successful.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Internet home page:	http://www.omv.com
Weber Shandwick Square Mile	
Claudine Cartwright, London	Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate	
Allan Jordan, New York	Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–June 2002** on August 13, 2002